May 5, 2006

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention:  Steven Jacobs, Accounting Branch Chief
             Rachel Zablow, Staff Accountant

Re:   Escala Group, Inc. (f/k/a Greg Manning Auctions, Inc.)
10-K for the year ended June 30, 2005
Form 10-Q for the quarter ended September 30, 2005
Form 10-Q for the quarter ended December 31, 2005
File No. 1-11988

Ladies and Gentlemen:

Escala Group, Inc. (the “Company” or “Escala”) is providing its responses to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated April 17, 2006.

Form 10-Q for the quarter ended September 30, 2005
Form 10-Q for the quarter ended December 31, 2005

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 26 and 31

1.
We have read your response to prior comment 1 and note that your proposed revisions do not provide us with sufficient information to evaluate your disclosure. In that regard, your proposed revisions do not appear to include a discussion of the business purpose of the tranactions with Afinsa. Please revise to clarify.

We propose to revise our future filings as follows:

The Company is a party to separate supply agreements with Afinsa, dated August 1, 2003, as amended. Afinsa is engaged, among other things, in commercial and trading activities involving tangible investment products, including philatelic material, in Europe. The business purpose of these contracts is for the Company to act as exclusive suppliers of philatelic material for Afinsa on a worldwide basis, in exchange for which the Company receives the purchase price for all goods sold, as well as a sourcing fee on all material. Greg Manning Auctions, a division of Escala, acts under the contracts in the United States and

Division of CorporationFinance

Hong Kong, and CdC acts in all other geographic locations. As amended, the supply agreements will terminate on August 1, 2013, unless sooner terminated by either party. Sales of philatelic material to Afinsa under the agreements are made via the fulfillment of purchase orders from Afinsa. In order to meet the philatelic requirements of Afinsa under the agreements, the Company has developed relationships with networks of suppliers in the United States and Europe.

In addition to receiving the purchase price for the material sold, the Company receives a fee from Afinsa for the processing and handling of the stamps. The fee is in the amount of 10% (in certain cases, 12%) of the amount of the material sold. The processing and handling services performed by the Company include the following: a multi-level inspection and quality control check on every item that is proposed to be supplied to Afinsa, ensuring that the material is in the format and of the quality specified by Afinsa, maintaining a grading system on suppliers, and preparing and maintaining back-up documentation for all material supplied to Afinsa. The fee is calculated based on the amount of each particular invoice and is included on such invoice. Revenue is recognized upon shipment of the goods.

All transactions with Afinsa are “related party” transactions under applicable Nasdaq listing standards and, as such, are approved by the Audit Committee of the Board of Directors.

2.	In addition, as it relates to the 10% fee received from Afinsa, please explain how these services differ from services that you provide to third-party customers.

The Company provides similar services with respect to material consigned to it by third parties for sale at auction; that is, it inventories, inspects and catalogs the material, sorts the material into appropriate lots, and otherwise ensures that it is in saleable condition. For these services, as well as for services associated with conducting the sale and packing and shipping the material and other auction-related expenses, the Company generally receives a sellers’ commission of up to 15% and a buyers’ commission (premium) of between 12.5% and 15% of the “hammer price”.

With respect to private treaty sales where the Company acts as agent for the seller, both the services to be performed by the Company and the amount of the commission are negotiated on a case-by-case basis. In private treaty sales where the Company is selling its own inventory, the purchase price is negotiated on a case-by-case basis.

Also, please revise your statements of earnings in future filings to separately present revenue earned from this fee each period as service revenue instead of product sales.

The Company believes it is appropriate to include this fee as part of the product sales based upon the guidance provided in EITF Issue 00-21: Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). While these specific facts are not addressed in EITF 00-21 or other literature, we have based our conclusion on the underlying principles for determining whether deliverables in a multiple-element arrangement should be treated separately for accounting purposes.

The relevant issue within the scope and framework of EITF 00-21, as defined therein, is how to determine whether an arrangement with multiple deliverables consists of more than one unit of accounting. Paragraph 9 of EITF 00-21 states the following:

In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.
The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.
 If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Criterion “a” indicates that in order for the delivered item (the sourcing fee) to be considered a separate unit of accounting, it should have value to the customer on a standalone basis. The Company does not believe that the sourcing fee has any value to its customer apart from the inventory items supplied under the contract. Further, by definition the sourcing fee could not be sold separately, nor could the customer resell the fee on a standalone basis. Rather, the sourcing fee is an inherent and inseparable facet of the tangible product delivered. Therefore, the Company believes that criterion “a” is not satisfied and the sourcing fee should not be considered a separate unit of accounting.

Under EITF 00-21, when any one criterion is not satisfied relative to multiple elements of a transaction, these elements should not be considered separate units of accounting and the analysis would normally conclude at that point. However, we believe that even if criterion “a” had been satisfied, the remaining criteria would not be met.

Criterion “b” specifies that in order for the delivered item (the sourcing fee) to be considered a separate unit of accounting, there should be objective and reliable evidence of the fair value of the undelivered item. Paragraph 16 of EITF 00-21 states, “Contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value. The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis.” In this particular circumstance, since the sourcing fee is not sold separately from the tangible product, there is no objective and reliable evidence of its fair value. Therefore, the Company believes that criterion “b” is not satisfied and the sourcing fee should not be considered a separate unit of accounting.

Criterion “c” stipulates that in order for the delivered item (the sourcing fee) to be considered a separate unit of accounting when there is a general right of return, delivery or performance of the undelivered item should be considered probable and substantially in the control of the Company. In the Company’s situation however, since the sourcing fee is not separable from the tangible product, it is not possible to have one element delivered separately from the other. Further, in the event that a return occurs, the reduction in revenue will consist of a pro rata portion of the total invoice. Therefore, the Company believes that criterion “c” is not met and the sourcing fee should not be considered a separate unit of accounting.

3.
Finally, please revise to remove any disclosure that implies transactions were consummated on an arm’s-length basis. Please make similar revisions in the notes to financial statements. Refer to paragraph 3 of SFAS 57.

The Company will make appropriate revisions to its disclosure in response to this comment.

_ _ _

Division of CorporationFinance

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to this response, please call me at 212-421-9400.

Very truly yours,

/s/ Larry L. Crawford
                     Larry L. Crawford